Exhibit 10.45

May 27, 2004

Christopher C. Gallen, M.D., PhD

500 Arcola. Road

Collegeville, PA. 19426

REVISED OFFER LETTER

Dear Chris,

As you are no doubt aware, all of us have greatly enjoyed our interaction with you and have developed a deep respect for your talents. As such we are delighted to convey this offer to join Neuromed Pharmaceuticals as its President and Chief Executive Officer. We believe that you will be an outstanding CEO and that Neuromed, based on your leadership and talents, has the potential to create tremendous value. On behalf of the company’s Board of Directors, we sincerely look forward to working with you and would like to officially extend an offer of employment to you to become the President and Chief Executive Officer of Neuromed and a member of the Board of Directors. The terms in this letter will serve as the basis for a formal Employment Agreement to be prepared and signed as soon as practicable.

As Chief Executive Officer you will be responsible for all facets of the company’s operations, including research and development, finance, business development, human resources, regulatory affairs and, eventually sales, marketing and manufacturing. It is an exciting time to lead this company, given the opportunities that the company is addressing. We understand that you will relocate the headquarters of Neuromed to the Philadelphia area. In your role as CEO, you will report to the Board of Directors. All corporate officers will report to you as CEO. You would be expected to structure the management team as you see fit, and subject to consultation with the Board, would hire vice presidents and others accordingly.

Your individual compensation package, as outlined below, includes a variety of features personally and professionally. Our overriding interest is to make sure you are intensely focused on and rewarded for the company’s success.

The Compensation Package:

Your base starting salary will be at an annualized rate of Three Hundred Twenty Five Thousand Dollars ($325,000). Your salary level reviewed annually throughout your employment with the company during the company’s regular performance review process.

In addition you will be eligible for an annual performance bonus. For the balance of the calendar year, we have targeted that bonus at $75,000. Half of this bonus will be guaranteed and will be

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paid in January 2005, while the balance will be paid at the same time based upon, reaching certain mutually agreeable milestones which the Board and you will set together. For the calendar year 2005, the bonus will be targeted at Forty Percent (40%) of base salary, based on the achievement of mutually agreed upon company-wide and individual performance goals. For the calendar year 2006, the bonus will be targeted at Fifty Percent (50%) of base salary, based on the achievement of mutually agreed upon company-wide and individual performance goals.

Stock Options:

On the date you begin your employment, you will initially be granted immediately exercisable incentive stock options to purchase Five Percent (5%) of Neuromed’s fully diluted stock including the anticipated second tranche of the $32 million Neuromed Series C financing. This option will vest in the following manner over a four year period commencing on your start date. (i) Twenty Five Percent (25%) of this grant will be vested after twelve months and (ii) the balance of the grant will vest at the rate of 1/36 each month thereafter. The total vesting period for the grant is four years. The stock will be priced at the Fair Market Value as determined by the Board of Directors at the time of the grant. At the last Board Meeting, the Board determined at that time the Fair Market Value was $0.10 per share. If exercised, the shares will be held in escrow, and the unvested shares may be repurchased by the company upon termination.

In addition, you will be granted additional incentive stock options upon achieving certain milestones mutually agreed to by the Board of Directors and yourself to be reached by the end of 2005 to purchase an additional Two Percent (2%) of Neuromed’s fully diluted stock based upon the anticipated second tranche of the Series C financing. These options will vest at a rate of 1/30 each month and will be granted at the Fair Market Value as determined by the Board of Directors.

These options will contain appropriate death and disability provisions including a provision for continued salary and for exercising options for 90 days post death or disability.

In addition to the foregoing stock options, you will be eligible to receive additional stock options to be granted from time–to–time at the discretion of the Board of Directors.

You may also participate in Neuromed’s standard employee benefits program, to the extent permissible under the relevant plans.

Your employment at Neuromed is “at will”. The company will provide a separation, clause agreement that if you are terminated for any reason other than misconduct or if you resign for good reason (as both will be defined in the separation agreement) you will be entitled to continuation of twelve months of salary plus a payment of the annual bonus payment earned in the preceding year.

50% of the unvested stock options granted hereunder, will have a Change in Control provision which shall stipulate that if there is a change in control of the ownership of the company via a merger, acquisition or similar combination and you do not continue thereafter to have similar compensation, which shall not be reduced or responsibilities in the company or you are required to move your office more than fifty (50) miles from its location prior to such change, this portion will have their remaining vesting schedule accelerated so that these stock options are fully vested—a so called double trigger clause. The remaining 50% of the unvested stock options granted hereunder, will have a Change in Control provision which shall stipulate that if there is a change in control of the ownership of the company via a merger, acquisition or similar combination, this portion will have their remaining vesting schedule accelerated so that these stock options are fully vested—a so called single trigger clause.

Your right to receive accelerated vesting and severance payments pursuant to the preceding two paragraphs shall be subject to the condition that you execute a full release and waiver of all claims against the company and related parties, in a customary form reasonably acceptable to the company.

You will be required to sign a confidentiality agreement, which will include provisions relating to confidentiality of certain information, ownership of inventions, and restrictions on certain activities in order to protect the company’s confidential information, trade secrets and goodwill.

You will be allowed to serve on two not-for-profits Board of Directors and one for-profit Board of Directors as long as the for-profit Board is not in a competitive field upon disclosure to the Board of the entities.

This letter constitutes our entire offer regarding the terms and conditions of your prospective employment with Neuromed and will be the basis for an Employment contract between you and Neuromed which will incorporate these agreements into a formal contract. This offer will expire if not accepted by May 30, 2004. The precise start date will be mutually agreed to, however we would like to move ahead as soon as practical. We look forward to receiving your signed acceptance of this offer prior to May 30.

Let us reiterate once more that we have high regards for your talents and abilities. We are excited about you leading Neuromed into the future and creating substantial value in the company.

All the best,

/s/ Kurt C. Wheeler
Kurt C. Wheeler
For the Board of Directors of Neuromed

Chairman, Neuromed CEO Search Committee

CC.	Neuromed Board of Directors

Accepted:

/s/ Christopher C. Gallen, MD, PhD
Christopher C. Gallen, MD, PhD